Exhibit 99.2
Gross debt breakdown
Unaudited

(€ billion)	Outstanding March 31, 2020	Outstanding December 31, 2019
Bank debt	5.4	3.9
Capital markets debt	6.7	6.7
Other debt	0.4	0.6
Lease liabilities	1.7	1.6
Cash maturities	14.2	12.8
Asset-backed financing	0.1	0.2
Accruals	0.0	0.0
Gross Debt(1),(2)	14.3	13.0
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Note: Amounts may not add due to rounding.
(1) Gross debt as at March 31, 2020, does not include the €3.5 billion Incremental Bridge Credit Facility entered into in March 2020 and available from April 2020.
(2) Gross debt at March 31, 2020, includes €0.1 billion of debt classified within Liabilities held for sale.

Debt Maturity Schedule
Unaudited

Outstanding March 31, 2020	(€ billion)	9 Months 2020	2021	2022	2023	2024	Beyond
5.4	Bank debt	2.6	1.1	0.8	0.4	0.1	0.4
6.7	Capital markets debt	1.5	1.2	1.4	1.4	1.3	0.0
0.4	Other debt	0.4	0.0	0.0	0.0	0.0	0.0
1.7	Lease liabilities	0.3	0.2	0.2	0.2	0.2	0.6
14.2	Total Cash maturities(1)(2)	4.8	2.5	2.4	2.0	1.5	1.0

12.3	Cash and Marketable securities
6.3	Undrawn committed credit lines
18.6	Total available liquidity
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Note: Amounts may not add due to rounding.
(1) Amounts exclude accruals and asset-backed financing (~€0.1 billion at March 31, 2020).
(2) Total cash maturities at March 31, 2020, excludes €0.1 billion of debt classified within Liabilities held for sale.